Exhibit 4.4

AMENDMENT NO. 1 TO WARRANT TO PURCHASE STOCK

THIS AMENDMENT NO. 1 TO WARRANT TO PURCHASE STOCK (this “Amendment No. 1”) is made this [                    ] by and between Anesiva, Inc., a Delaware corporation (the “Company”) and [                    ] (“Holder”).

WHEREAS, Holder is the holder of a certain Warrant to Purchase Stock dated as of September 30, 2008 issued by the Company (the “Warrant’); and

WHEREAS, Holder and the Company are parties to that certain Loan and Security Agreement dated as of September 30, 2008 (as amended, the “Loan Agreement”) among the Company, Holder, Compass Horizon Funding Company LLC and Oxford Finance Corporation (Holder, Compass Horizon Funding Company LLC and Oxford Finance Corporation are referred to hereinafter collectively as the “Lenders”); and

WHEREAS, the Company and the Lenders entered into that certain letter agreement dated November 10, 2008 respecting payoff by the Company of the amounts outstanding under the Loan Agreement (the “Payoff Letter”); and

WHEREAS, in connection with certain agreements among the Company and the Lenders in respect of the Loan Agreement, the parties hereto desire to amend the Warrant in the manner hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendment of Warrant. Effective upon (i) the Lenders’ actual receipt from the Company in full of their respective End of Term Payments (as defined in the Payoff Letter) in cash in same day funds, and (ii) the actual receipt by Riemer & Braunstein LLP, Boston, Massachusetts, special counsel to the Lenders, of an aggregate payment from the Company of [            ] in cash in same day funds, representing accrued and unpaid legal fees and disbursements of such counsel in connection with certain matters relating to the Loan Agreement, the Payoff Letter, the Warrant, this Amendment No. 1 and certain other transactions, the Warrant shall be amended so that the total number of Shares (as defined in the Warrant) purchasable by Holder thereunder shall be reduced from [            ] Shares to [            ] Shares, subject to further adjustment thereafter from time to time in accordance with the provisions of the Warrant.

2. Certain Events. The Company represents and warrants to Holder that, from the original Issue Date of the Warrant through the date hereof, there has been no event of a type described in Articles 2.1 or 2.2 of the Warrant affecting the outstanding shares of the Class (as defined in the Warrant).

3. No Other Amendments. Except as amended hereby, the Warrant shall remain in full force and effect as originally written. Nothing set forth herein shall operate or be deemed or construed as a waiver, amendment or other modification of any provision of the Loan Agreement, any promissory note issued by the Company thereunder or the Payoff Letter.

4. Governing Law. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to its conflict of laws provisions.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Warrant to Purchase Stock as of the date first above written.

ANESIVA, INC.

By:
Name:
Title:

“HOLDER”

By:
Name:
Title:

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